Exhibit 99.12

CONSENT OF MICHAEL DUFRESNE

The undersigned hereby consents to the references to, and the information derived from, (i) the technical report with an effective date of February 13, 2020, entitled “Form 43-101F1 Technical Report Updated Preliminary Feasibility Study, Elko County, Nevada”, (ii) the technical report with an effective date of May 1, 2020, entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Lander County, Nevada, USA”, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F being filed by Gold Standard Ventures Corp., dated March 29, 2021, and the registration statements on Form F-10 (No. 333-248661) and Form S-8 (No. 333-225533) of Gold Standard Ventures Corp.

Dated: March 29, 2021	/s/ Michael Dufresne
Michael Dufresne, M.Sc., P.Geol., P.Geo